SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A.

(Name of Subject Company)

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A.

(Name of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value
American Depositary Shares (each of which represents two Units)
 (Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
 (ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

Cassio Schmitt, Chief Executive Officer
Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
+55 (11) 5184-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 27, 2022, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”) issued the following release:

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

CVM Code 2614-0

NOTICE TO THE MARKET

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Getnet” or "Company”), following the Material Fact disclosed on May 19, 2022 (“Material Fact”), pursuant to articles 9 and 22 of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 85, dated March 31, 2021 (“CVM Resolution 85”), article 4, paragraph 4, of Law No. 6,404, dated 15 December 1976 (“Brazilian Corporate Law”), and according to article 19, item XXVI of the Company's Bylaws, announces to its shareholders and to the market in general that the Company's Board of Directors, in its meeting held on May 27, 2022, approved the selection of KPMG Auditores Independentes Ltda. (“Appraiser”) to prepare the Company's Appraisal Report ("Appraisal Report"), within the scope of the Company’s public delisting tender offer in Brazil (the “Brazilian Offer”) and a public tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”).

The Appraisal Report shall be disclosed on the Company's Investor Relations website (https://ri.getnet.com.br/), as well as on the CVM and B3 S.A. - Brasil, Bolsa, Balcão ("B3") websites, upon conclusion.

Commencement of the Brazilian Offer shall be subject to conditions as set forth in the Material Fact, including registration before the CVM within the term established by the applicable regulation and the authorization to carry out the special auction during B3 trading hours. The execution of the U.S. Offer shall be subject to conditions as set forth in the Material Fact, including regulatory authorization for the U.S. Offer by the U.S. Securities and Exchange Commission (the “SEC”).

The Company will keep its shareholders and the market informed about any developments in the facts described in this notice to the market, under the terms of the applicable legislation.

São Paulo, May 27, 2022.

Luciano Decourt Ferrari

Investor Relations Vice-President

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions, S.L. (“PagoNxt Merchant Solutions”) and Getnet resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Banco Santander, S.A. (“Santander”), PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

The tender offer for the outstanding common shares, preferred shares (collectively, the “Shares”), units, each composed of one common share and one preferred share (“Units”) and American depositary shares, each representing two Units (“ADSs”), of Getnet has not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The solicitation and offer to buy Getnet Shares, Units and ADSs will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, PagoNxt Merchant Solutions will file a tender offer statement on Schedule TO with the SEC and thereafter, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and security holders are urged to read these materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) carefully when they become available since they will contain important information, including the terms and conditions of the tender offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.